February 28, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.	Mr. Mark Cowan Document Control — EDGAR
RE:	RiverSource Variable Series Trust
VP — Nuveen Winslow Large Cap Growth Fund
     (formerly known as Variable Portfolio — UBS Large Cap Growth Fund)

Post-Effective Amendment No. 12
File No. 333-146374 / 811-22127
Dear Mr. Cowan:
Registrant is filing Post-Effective Amendment No. 12 on Form N-1A pursuant to Rule 485(a)(1) for purposes of updating the prospectus and Statement of Additional Information (SAI) to reflect changes to the principal investment strategies for the above-referenced fund:

Fund	Change	Changes Appear In
Variable Portfolio — Nuveen Winslow Large-Cap Growth Fund	The replacement of UBS Global Asset Management (Americas) Inc. with Winslow Capital Management, Inc. (effective Nov. 17, 2010)	Prospectus: Principal Investment Strategies of the Fund Fund Management SAI: Service Providers — Investment Management Services - Subadvisory Agreements
Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for the sections listed above for Variable Portfolio — Nuveen Winslow Large Cap Growth Fund, are identical or substantially similar to those found in prior filings by registrants in the same fund complex.
If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Andrew Kirn at 612-678-9052.
Sincerely,

/s/ Scott R. Plummer Scott R. Plummer
Vice President, General Counsel and Secretary
RiverSource Variable Series Trust